Exhibit 99.77C

Item 77C. Matters submitted to a vote of security holders.

A Special Meeting of Shareholders of the Fund was held on June 30, 2008. The description of each matter voted upon and the number of shares voted at the Special Meeting is as follows:

For	Withheld	Abstain

Approval of an amendment to the Fund’s fundamental investment restrictions to allow the Fund to borrow money to the full extent permitted by the Investment Company Act of 1940

Common stock votes	103,407,220	13,621,437	4,251,555

Preferred stock votes	4,923	67	18